Via EDGAR

CHECK-CAP BUILDING
29 ABBA HUSHI AVENUE
P.O. BOX 1271
ISFIYA, 30090, ISRAEL

May 1, 2018

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       Check-Cap Ltd.
Amendment No. 3 to Registration Statement on Form F-1 (No. 333-224139)
Filed on May 1, 2018

Dear Ms. Ravitz:

This letter is being provided to the United States Securities Commission (the “Commission”) in response to an oral request made by Tom Jones of the staff of the Commission to our counsel on May 1, 2018 (the “Staff”) in connection with the Staff’s review of Amendment No. 3 to the Registration Statement on Form F-1 (No. 333-224139) (the “Registration Statement”) filed by Check-Cap Ltd. (the “Company”) on May 1, 2018.

The Company respectfully acknowledges the concerns raised by the Staff regarding the large fluctuations and appreciation in trading price of the Company’s ordinary shares on the Nasdaq Capital Market that have occurred since April 23, 2018 as well as the unusually large trading volume of its ordinary shares on the Nasdaq Capital Market during the same time period.  The Company hereby confirms to the Commission that it has no knowledge as to why these large price and volume fluctuations have occurred.

If you require any additional information regarding this issue, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 972-546706451. In addition, please contact Mitchell S. Nussbaum or Angela M. Dowd of Loeb & Loeb LLP at (212)407-4159 or (212)407-4097, respectively, if you have any questions or require additional information.

Sincerely,

CHECK-CAP LTD.

/s/ Alex Ovadia___________
Name:   Alex Ovadia
Title:     Chief Executive Officer